  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on July 26, 2021, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

2.
To approve the re-election of Mr. Ofer Tsimchi and Mr. Eric Swenden to the board of directors of the Company (the "Board of Directors"), and the election of Mr. Alessandro Della Chà to the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024;

3.	To approve amended terms of service of the directors of the Company;

4.	To approve amendments to the Company's Compensation Policy;

5.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;

6.	To approve an amendment of the Company’s Amended and Restated Award Plan (2010);

7.
To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to directors of the Company;

8.	To approve a grant of options to purchase ADSs of the Company to Mr. Rick D. Scruggs;

9.	To approve a grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;

10.	To approve a grant of additional options to U.S. directors of the Company;

11.	To approve an annual bonus and an increase in salary to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;

12.	To approve amended terms of employment of Mr. Rick D. Scruggs; and

13.	To approve the amended terms of employment of Dr. June Almenoff.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692) and on May 3, 2021 (File No. 333-255710) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777) and March 30, 2021 (File No. 333-254848).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: July 26, 2021	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer